2024 Reg CF



2024 Autotech
Startup of The Year

9 Days Only

Limited-Time Extension Regulation CF
Last Chance to Invest at 2024 Terms

We received overwhelming interests from investors who either missed our 2024 round or want to increase their existing stake at the same terms. For 9 days only, we are offering a **limited-timed, offering round.**

As an extension to our prior round, we are offering the same price per share. **These terms won't be available in the future.**

Enter Email to Check Eligible Bonus

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Access Investment Page



$5,000,000.00+
Invested To Date



3,800.00+
Investors



$970.20
Min. Investment*



$9.80
Share Price

*an investor processing fee of 2.5% applies, capped at $100.

Welcome!

Join Eli's limited-time Extension Regulation CF - your last opportunity to take advantage of 2024 terms.

INVEST NOW

shareholder.

+

In addition, you will receive bonus shares based on investment amount

Invest **$2500+** for	**5% Bonus**
Invest **$5000+** for	**10% Bonus**
Invest **$10000+** for	**15% Bonus**
Invest **$20000+** for	**20% Bonus**

+ EARLY BIRD SPECIAL:
Receive additional 10 Bonus Shares
if you complete your investment within 47:55:53

Join the last window to invest at 2024 stock price

INVEST NOW

- Existing Investors/ repeating investors will receive 10% bonus shares.
- New investors subscribed to, or has shown interest in our previous round will receive 5% bonus shares.
- Investors will also receive 10 bonus shares for investing within first 48 hours of this round.
- Investors will also receive bonus shares based on their total investment amount.

*Bonus amount will NOT be calculated on your investment page, it will be applied AFTER your investment is completed, and reflected in the number of shares issued and average cost per share, these info will be found in your Transfer Agent account.

SEC Filings   Offering Circular   Investor Education

Featured In



Successful International Expansion
In production, selling in Europe, and rapidly entering new markets.

Advanced Production

4000/year

Vehicle Production Capacity

First contract line with a high-capacity manufacturing operation

New Partnerships

Established Distributors in European Market

Market Share

45%

Eli ZERO makes up 45% of all new EV sales in French Polynesia

Eli Stores

New Design for a Premium Experience

Steady growth 3 years in a row



Steady Gross Margin Growth



10.8% — FY2023
6.4% — FY2022
2.8% — FY2021

*Eli's Gross Margin and Year-over-Year Revenue growth data are from Company's Audited Financials.

Revenue Growth Year-over-Year
3 years in a row

22+%
YoY Growth

Sales Revenue in 2023

$2.7M

Reduction in BOM costs
over the last 24 months

↘**18+%**

142X Market Growth Potential

Micro-EVs are the next big thing in urban mobility: higher growth multiplier than conventional EVs.

142X
TAM Potential

$470B

$3.3B

Current market size

Total Addressable Market
(US/EU/CN)



50%
of the market is in the US and EU (McKinsey & Company)



40+%
Urban population growth by 2050
(United Nations' estimate)

"[...] when it comes to small EVs, they could even be the solution to Europe's most urgent sustainability and industrial challenges."
– Luca De Meo, CEO Renault Group

"Two-wheeled micromobility options...have become very popular in cities. Three- and four-wheeled minimobility may be the next big thing."
– McKinsey & Company

Best Micro-EV on the market
The Eli ZERO is built to be the best micro-EV on the market in the EU–L6e and US–LSV categories

Premium Features

Combining the agility of two wheels with the comfort and safety of four-wheel vehicles, the Eli ZERO offers a premium driving experience, making daily trips more convenient, efficient, and sustainable.






Power-assisted brake


Premium Interior Design


Big Storage Capacity


Opt. SONY infotainment system


Anti-lock Braking System (ABS)


Power-Assisted Steering (EPS)


Heating & Cooling A/C


Soft-close Door System


LED Headlights

Tech Stack
Most Advanced Micro-EV Platform Architecture

The consumer vehicle, Eli ZERO, is only part of our R&D. In addition to the commercially available Eli ZERO, we are developing a comprehensive portfolio of advanced features and capabilities for our micro-EV platform, designed to support a wide range of micro-EV models and applications in the future.



Cabin Experience

Audio Interaction	Steering Wheel
Infotainment Interfacing	360 CAMERA
Dashboard UX	Vehicle Control

Vehicle Design

Cutting-Edge Design	Light-weight Chassis
Ergonomics System	Composite Material
Enclosure Design	Vehicle light

Steer-by-wire	ESC
EHB	Diagnostic
ABS	EPB

Motor and Drivetrain	Integrated Control Unit
UDS System	Drive Mode
Wide Efficiency Zone	NVH Tuning

Electronic System

Central Diagnostic	Integrated Vehicle Control
BDU	Telematics
PEPS	Remote Key

Battery and Power

Battery Module	PACK Design
Intelligent Service Battery	BDU
BMS	Wireless Charging

| About The Current Raise | About Eli Electric Vehicles | About Regulation Crowdfunding |

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Sources

1. https://micromobility.io/news/what-is-micromobility
2. https://bikeleague.org/national-household-travel-survey-short-trips-analysis/
3. https://www.mckinsey.com/features/mckinsey-center-for-future-mobility/mckinsey-on-urban-mobility/minimobility-the-next-big-thing-in-urban-mobility
4. https://www.un.org/en/desa/around-25-billion-more-people-will-be-living-cities-2050-projacts-new-un-report